SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended August, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

30 August, 2011

BP AND RELIANCE COMMENCE STRATEGIC
ALLIANCE FOR INDIA

Reliance Industries Limited (RIL) and BP today announced the completion of BP's acquisition of a 30 per cent stake in 21 oil and gas production sharing contracts (PSCs) that Reliance operates in India, including the producing KG D6 block.

This significant step will commence the planned alliance which will operate across the gas value chain in India, from exploration and production to distribution and marketing. The completion of the deal delivers one of the largest ever foreign direct investments into India.

The two companies will also form a 50:50 joint venture for the sourcing and marketing of gas in India which will also accelerate the creation of infrastructure for receiving, transporting and marketing natural gas.

Mukesh Ambani, Chairman and Managing Director, Reliance Industries, said "The alliance with BP will boost our efforts to realize the true potential of India's hydrocarbon reserves. The globally renowned expertise of BP and the in-depth domestic experience of Reliance make for a formidable alliance which will deliver unparalleled value for the country in its pursuit of energy security."

"This is the beginning of what we expect to be a long and successful working partnership with Reliance, building on the strengths of each company," said Bob Dudley, BP group chief executive. "This major investment is directly aligned with our strategy of creating long-term value by forming alliances with strong national partners, gaining material positions in significant hydrocarbon basins and increasing our exposure to growing energy markets."

BP will pay RIL an aggregate consideration of US$7.2 billion, subject to completion adjustments, for the interests to be acquired in the 21 production sharing contracts. Further performance payments of up to US$1.8 billion could be paid based on exploration success that results in development of commercial discoveries.

Notes to editors:

• The 21 oil and gas blocks cover approximately 220,000 square kilometres and lie in water depths ranging from 400 to over 3,000 metres. They include the KG D6 block that currently produces about 1.6 billion cubic feet of gas per day (bcf/d), over 40 per cent of India's total gas production. RIL will remain operator of the PSCs and BP will bring its global deepwater, sub-surface and gas expertise to enhance exploration and development of the blocks.

• With respect to the remaining two blocks in February's announcement, there are ongoing discussions between RIL and the Indian Government with a decision expected at a later date.

Media enquiries:
BP Press Office, London: +44 20 7496 4076
BP Press Office, Delhi: +91 11 43755000
Reliance Press Office: B. Srinivasan, Mumbai: +91 22 22785437

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  30 August, 2011
/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary